Filed by ACCO World Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: General Binding Corporation
Commission File Number: 0-2604
     ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.
     GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.
     Pending the completion of the spin-off of ACCO World Corporation (which will be renamed “ACCO Brands Corporation”) from Fortune Brands, Inc. and the merger of a subsidiary of ACCO World and General Binding Corporation, ACCO Finance I, Inc. (“ACCO Finance”), a newly formed, wholly-owned subsidiary of ACCO Finance Holding Company, LLC, a subsidiary of ACCO World, intends to issue debt securities. In connection with the completion of the spin-off and the merger, ACCO Finance will be merged with and into ACCO Brands and the debt securities will become the obligation of ACCO World.
     Certain information set forth on the following pages is included in a preliminary offering memorandum prepared in connection with a proposed issuance by ACCO Finance of debt securities.
     Unless the context otherwise requires, the term “ACCO World” refers to ACCO World Corporation, as constituted prior to the spin-off and the merger; the term “GBC’’ refers to General Binding Corporation, a Delaware corporation; the term

“Fortune Brands” refers to Fortune Brands, Inc., a Delaware corporation, and the parent company of ACCO World prior to the spin-off; and the terms “ACCO Brands,” “we,” “us,” “our” and other similar terms refer to ACCO World and its subsidiaries giving pro forma effect to the spin-off and the merger and, therefore, include GBC and give effect to the merger of ACCO Finance I, Inc. and ACCO Brands.

Summary Unaudited Pro Forma Combined Condensed Financial Information
     The following table sets forth summary unaudited pro forma combined condensed financial information of ACCO Brands, giving pro forma effect to the transactions and the payment by ACCO World of a $625.0 million special dividend to its stockholders prior to the spin-off. The information presented below combines the consolidated financial information for GBC for the year ended December 31, 2004 and as of and for each of the three and twelve month periods ended March 31, 2005, with the consolidated financial information of ACCO World for the year ended December 27, 2004 and as of and for each of the three and twelve month periods ended March 25, 2005 after giving effect to the merger of ACCO World and GBC. We present the unaudited pro forma combined condensed financial information for informational purposes only. The pro forma information is not intended to represent or be indicative of our combined results of operations or financial condition that would have been reported had the transactions been completed as of the dates presented and should not be taken as representative of our future combined results of operations or financial condition.

	Pro Forma Combined
	Fiscal Year Ended	Three Months Ended	Twelve Months Ended
	December 2004	March 2005	March 2005
	(dollars in millions)
Statement of Operations Data:
Net sales	$1,888.0	$455.4	$1,901.6
Cost of products sold	1,149.9	280.8	1,155.1
Selling, general and administrative expenses	577.0	146.3	581.6
Amortization of identifiable intangibles	5.3	1.5	5.4
Restructuring charges	20.3	1.1	18.0
Interest expense, net	65.5	16.4	65.5
Earnings from joint ventures	(1.0)	(0.6)	(1.4)
Other (income)/expense, net	(4.2)	2.2	(2.6)

Income before income tax expense	75.2	7.7	80.0
Income tax expense	16.0	6.5	23.0

Net income	$59.2	$1.2	$57.0

Balance Sheet Data (at period end):
Cash and cash equivalents			$31.4
Working capital(1)			384.6
Property, plant and equipment, net			249.7
Total assets			2,035.3
Total debt			964.2
Total shareholders’ equity			532.3
Other Financial Data:
Supplemental EBITDA(2)	$211.0	$40.6	$212.8
Adjusted EBITDA(2)	236.4	43.1	236.1
Depreciation expense	46.9	10.4	44.2
Capital expenditures	34.9	6.5	34.9
Selected Credit Statistics (at period end):
Ratio of net debt to Adjusted EBITDA			4.0	x
Ratio of Adjusted EBITDA to interest expense, net			3.6	x
Ratio of earnings to fixed charges(3)			2.1	x

(1)	Working capital is defined as total current assets less total current liabilities.

(2)	Supplemental EBITDA is defined for purposes of this table and the related disclosure as net income, plus income tax expense, other (income)/expense, net, interest expense, net, restructuring charges, depreciation expense and amortization of identifiable intangibles, less earnings from joint ventures. Supplemental EBITDA as presented here may not be comparable to similarly titled measures reported by other companies. We present Supplemental EBITDA as a non-GAAP measure of operating performance.

Adjusted EBITDA is an additional non-GAAP financial measure that excludes from Supplemental EBITDA restructuring related charges associated with the implementation of restructuring activities. We present Adjusted EBITDA as a non-GAAP measure of operating performance.

The following table sets forth a reconciliation of Supplemental EBITDA and Adjusted EBITDA to net income for each of the periods presented above.

	Pro Forma Combined
	Fiscal Year Ended	Three Months Ended	Twelve Months Ended
	December 2004	March 2005	March 2005
	(dollars in millions)
Net income	$59.2	$1.2	$57.0
Income tax expense	16.0	6.5	23.0
Interest expense, net	65.5	16.4	65.5
Other (income)/expense, net	(4.8)	2.2	(3.3)
Restructuring charges	20.3	1.1	18.0
Earnings from joint ventures	(1.0)	(0.6)	(1.4)
Amortization(a)	6.1	2.7	7.0
Amortization of pro forma stock incentives	2.8	0.7	2.8
Depreciation expense	46.9	10.4	44.2

Supplemental EBITDA	$211.0	$40.6	$212.8
Restructuring-related charges included in cost of products sold	10.4	—	8.6
Restructuring-related charges included in selling, general and administrative	15.0	2.5	14.7

Adjusted EBITDA	$236.4	$43.1	$236.1

(a)	Includes amortization of debt issuance costs and amortization of equity-based compensation charges associated with GBC equity compensation awards that will not become vested in connection with the merger.
(3)	For purposes of this computation, “earnings” consist of pre-tax income from continuing operations (excluding equity in earnings of affiliates) plus fixed charges; where “fixed charges” consist of interest expense on all indebtedness, plus capitalized interest, plus amortization of deferred costs of financing and the interest component of lease rental expense.

Summary Historical Financial Information of Acco World Corporation
     The following table sets forth summary historical financial information of ACCO World as of December 27, 2002, 2003 and 2004 and for each of the fiscal years then ended and as of March 25, 2004 and 2005 and for each of the three-month periods then ended.

				Three Months
	Fiscal Year Ended December 27,			Ended March 25,
	2002	2003	2004	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net sales	$1,105.4	$1,101.9	$1,175.7	$270.9	$275.2
Cost of products sold	698.9	686.8	714.3	169.8	168.5
Advertising, selling, general and administrative	351.5	337.8	347.8	84.6	82.5
Amortization of intangibles	2.1	1.7	1.3	0.3	0.6
Write-down of intangibles	—	12.0	—	—	—
Restructuring charges	34.3	17.3	19.4	2.6	—
Interest expense	12.3	8.0	8.5	2.2	2.1
Other (income)/expense, net	0.8	(1.6)	(5.2)	0.3	1.2

Income before income taxes	5.5	39.9	89.6	11.1	20.3
Income tax expense	1.3	13.2	21.1	2.5	9.8

Net income	$4.2	$26.7	$68.5	$8.6	$10.5

Balance Sheet Data (at period end):
Cash and cash equivalents	$43.3	$60.5	$79.8	$66.1	$65.8
Working capital(1)	205.7	234.4	271.7	261.5	313.9
Property, plant and equipment, net	195.3	170.0	157.7	168.6	157.2
Total assets	860.5	886.7	984.5	885.5	927.5
Total debt(2)	4.7	2.8	0.1	1.1	0.3
Total stockholders’ equity	528.8	533.1	616.8	560.3	656.5
Other Financial Data:
Supplemental EBITDA(3)	$92.0	$110.6	$141.8	$24.4	$30.3
Adjusted EBITDA(3)	105.9	130.8	164.0	29.0	30.3
Depreciation expense	37.0	33.3	28.2	7.9	6.2
Capital expenditures	22.0	16.3	27.6	5.0	5.1
Cash flow from operating activities, (use)/source	161.9	67.2	63.7	(2.0)	(34.2)
Cash flow from investing activities, (use)	(17.2)	(1.7)	(6.1)	(3.7)	(4.7)
Cash flow from financing activities, (use)/source	(128.7)	(56.8)	(45.3)	6.0	23.9

(1)	Working capital is defined as total current assets less total current liabilities.

(2)	Total debt refers only to the portion financed by third parties and does not include any portion financed through banking relationships or lines of credit secured by ACCO World’s parent company, Fortune Brands. Interest expenses associated with Fortune Brands’ debt have been allocated to ACCO World for the periods presented.

(3)	ACCO World’s Supplemental EBITDA is defined for purposes of this table and the related disclosure as net income, plus income tax expense, interest expense, other (income)/expense, net, restructuring charges, write-down of intangibles, depreciation expense and amortization of intangibles. ACCO World’s Supplemental EBITDA as presented here may not be comparable to similarly titled measures reported by other companies. We present ACCO World’s Supplemental EBITDA as a non-GAAP measure of operating performance.

Adjusted EBITDA for ACCO World is an additional non-GAAP financial measure that excludes from Supplemental EBITDA restructuring related charges associated with the implementation of restructuring activities. We present ACCO World’s Adjusted EBITDA as a non-GAAP measure of operating performance.

The following table sets forth a reconciliation of ACCO World’s Supplemental EBITDA and Adjusted EBITDA to its net income for each of the three fiscal years ended December 27, 2002, 2003 and 2004 and for each of the three-month periods ended March 25, 2004 and 2005.

	Fiscal Year Ended			Three Months
	December 27,			Ended March 25,
	2002	2003	2004	2004	2005
	(dollars in millions)
Net income	$4.2	$26.7	$68.5	$8.6	$10.5
Income tax expense	1.3	13.2	21.1	2.5	9.8
Interest expense	12.3	8.0	8.5	2.2	2.1
Other (income)/expense, net	0.8	(1.6)	(5.2)	0.3	1.2
Restructuring charges	34.3	17.3	19.4	2.6	—
Write-down of intangibles	—	12.0	—	—	—
Amortization of intangibles	2.1	1.7	1.3	0.3	0.6
Depreciation expense	37.0	33.3	28.2	7.9	6.2

Supplemental EBITDA	$92.0	$110.6	$141.8	$24.4	$30.3
Restructuring-related charges included in cost of products sold	5.3	10.9	8.9	1.8	—
Restructuring-related charges included in advertising, selling, general and administrative	8.6	9.3	13.3	2.8	—

Adjusted EBITDA	$105.9	$130.8	$164.0	$29.0	$30.3

Summary Historical Financial Information of General Binding Corporation
     The following table sets forth summary historical financial information of General Binding Corporation as of December 31, 2002, 2003 and 2004 and for each of the fiscal years then ended and as of March 31, 2004 and 2005 and for each of the three-month periods then ended.

	Fiscal Year Ended			Three Months
	December 31,			Ended March 31,
	2002	2003	2004	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net sales	$701.7	$697.9	$712.3	$170.9	$180.2
Product cost of sales, including development and engineering	422.5	418.7	434.9	105.6	112.1
Inventory rationalization and write-down charges	1.0	—	—	—	—
Selling, service and administrative	228.1	224.6	225.6	56.6	60.6
Earnings from joint ventures	(0.2)	0.0	(1.3)	(0.2)	(0.6)
Interest expense	39.9	34.4	25.9	6.8	6.7
Restructuring charges	8.0	11.1	0.9	0.8	1.1
Other charges	1.1	4.7	1.7	—	2.5
Other expense, net	0.2	0.2	0.7	0.3	1.0

Income before taxes(1)	1.1	4.4	23.9	1.0	(3.2)
Income tax expense	2.0	7.6	9.1	0.5	0.2

Net income (loss) before cumulative effect of accounting change(1)	$(1.0)	$(3.3)	$14.8	$0.5	$(3.4)

Balance Sheet Data (at period end):
Cash and cash equivalents	$18.3	$9.6	$6.3	$5.6	$7.7
Working capital(2)	101.7	99.8	98.5	105.6	105.2
Property, plant and equipment, net	106.9	95.0	84.7	91.5	78.0
Total assets	557.4	530.3	540.5	531.6	545.2
Total debt	341.4	302.0	288.9	303.5	292.2
Total stockholders’ equity	42.1	54.2	77.8	56.7	75.0
Other Financial Data:
Supplemental EBITDA(3)	$73.4	$71.8	$69.2	$14.4	$10.3
Adjusted EBITDA(3)	75.5	77.1	72.4	14.4	12.8
Depreciation and amortization(4)	24.4	21.8	19.1	5.6	5.3
Capital expenditures	9.0	8.5	7.3	1.6	1.5
Cash flow from operating activities, (use)/source	46.5	51.6	22.7	(4.6)	(6.4)
Cash flow from investing activities, (use)/source	(7.7)	(10.5)	(8.2)	(2.2)	1.1
Cash flow from financing activities, (use)/source	(78.9)	(41.4)	(13.1)	2.5	4.5

(1)	Before cumulative effect of accounting change of $79.0 in 2002, related to the impairment of goodwill recorded in conjunction with the implementation of SFAS No. 142.

(2)	Working capital is defined as total current assets less total current liabilities.

(3)	GBC’s Supplemental EBITDA is defined for purposes of this table and the related disclosure as net income (loss), plus income tax expense, interest expense, other expense, net, restructuring charges, and depreciation and amortization, less earnings from joint ventures. GBC’s Supplemental EBITDA as presented here may not be comparable to similarly titled measures reported by other companies. We present GBC’s Supplemental EBITDA as a non-GAAP measure of operating performance.

Adjusted EBITDA for GBC is an additional non-GAAP financial measure that excludes from Supplemental EBITDA restructuring related charges associated with the implementation of restructuring activities. We present GBC’s Adjusted EBITDA as a non-GAAP measure of operating performance.

The following table sets forth a reconciliation of GBC’s Supplemental EBITDA and Adjusted EBITDA to its net income for each of the three fiscal years ended December 31, 2002, 2003 and 2004 and for each of the three-month periods ended March 31, 2004 and 2005.

	Fiscal Year Ended			Three Months
	December 31,			Ended March 31,
	2002	2003	2004	2004	2005
	(dollars in millions)
Net income/(loss) before cumulative effect of accounting change	$(1.0)	$(3.3)	$14.8	$0.5	$(3.4)
Income tax expense	2.0	7.6	9.1	0.5	0.2
Interest expense	39.9	34.4	25.9	6.8	6.7
Other expense, net	0.3	0.2	0.7	0.3	1.0
Earnings from joint ventures	(0.2)	(0.0)	(1.3)	(0.2)	(0.6)
Restructuring charges	8.0	11.1	0.9	0.8	1.1
Depreciation and amortization	24.4	21.8	19.1	5.6	5.3

Supplemental EBITDA	$73.4	$71.8	$69.2	$14.4	$10.3
Restructuring-related charges included in product cost of sales	—	—	1.5	—	—
Restructuring-related charges included in selling, service and administrative	2.1	5.3	1.7	—	2.5

Adjusted EBITDA	$75.5	$77.1	$72.4	$14.4	$12.8

(4)	Depreciation and amortization does not include patent amortization, display amortization and amortization of deferred debt cost.